

Mail Stop 3561

December 1, 2016

Via E-mail
Mr. Gregory S. Weishar
Chief Executive Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

> **Re:** **PharMerica Corporation**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Response dated November 14, 2016**
> **File No. 001-33380**

Dear Mr. Weishar:

We have reviewed your November 14, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2016 letter.

Form 10-Q for the Quarter Ended September 30, 2016

Use of Non-GAAP Measures for Measuring Quarterly Results, page 30

1.     We note your response to comment one. You state each litigation matter for which expenses are included in settlement, litigation and other related charges is related to a discreet and unique set of facts that are not attendant to the Company's normal and continued business activity. Please clarify how you define litigation matters as "discreet and unique" and how you differentiate them from matters that relate to your normal and continued business operations. Please also describe and quantify each discreet and unique matter that is included in your settlement, litigation and other related charges for the year ended December 31, 2015 and the nine months ended September 30, 2016.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining